                                                                    + EXHIBIT 12


                               TECO ENERGY, INC.
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

    The following table sets forth the consolidated ratios of earnings to fixed charges of TECO Energy, Inc. (the "Company" or "TECO") for the periods shown.


                                                                          YEAR ENDED DECEMBER 31,
SIX MONTHS ENDED                     TWELVE MONTHS ENDED   -----------------------------------------------------
  JUNE 30, 1998                         JUNE 30, 1998        1997       1996       1995       1994       1993
-----------------------------------  --------------------  ---------  ---------  ---------  ---------  ---------
             3.27x(1)                        3.61x(2)        3.77x(3)     3.72x      3.48x    3.06x(4)   3.23x(5)


For the purposes of calculating these ratios, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.

------------------------


(1) Includes the effect of non-recurring pretax charges totaling $25.9 million associated with write-offs at TECO Coal Corporation, TeCom Inc. and Tampa Electric Company, each a wholly owned subsidiary of TECO, and $0.4 million pretax of merger-related costs. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded form the calculation, the ratio of earnings to fixed charges would have been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.75x for the six-month period ended June 30, 1998.



(2) Includes the effect of the non-recurring pretax charges discussed in Note 1 above and $3.7 million, pretax, of additional costs related to the mergers completed in 1997. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.89x for the 12-month period ended June 30, 1998.



(3) Includes a $2.6-million pretax charge for all transactions associated with the mergers completed in June 1997. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.79x for the year ended December 31, 1997.



(4) Includes the effect of a $25-million pretax restructuring charge. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.30x for the year ended December 31, 1994.



(5) Includes the effect of the non-recurring $10-million pretax charge associated with a coal pricing settlement at Tampa Electric Company. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.33x for the year ended December 31, 1993.